Proxy

ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF

ENERGY METALS CORPORATION

(Name of Company)

TO BE HELD AT SUITE 1238– 200 GRANVILLE STREET, VANCOUVER, BC, ON FRIDAY, DECEMBER 1, AT 11:OO A.M. (VANCOUVER TIME).

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Paul Maytsek, a Director of the Company, or failing this person, Grayson Hand, a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors at Six.			N/A
2. To elect as Director, Paul Matysek.		N/A	
3. To elect as Director, William Sheriff.		N/A	
4. To elect as Director, James G. G. Watt		N/A	
5. To elect as Director, Grayson Hand.		N/A	
6. To elect as Director, William Lupien.		N/A	
7. To elect as Director, David Cole.		N/A	
8. To appoint Davidson & Company as auditors of the Company and to authorize the Directors to fix the auditors' remuneration.		N/A	
9. To approve the amended and restated stock option plan.			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

SHAREHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.
IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX
REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR
INTERNET VOTING AT http://www.stocktronics.com/webvote